EXHIBIT 7.1

Computation of net debt to equity ratio

The computation of net debt to equity ratio as of March 31, 2009 and 2008 is as follows.

	As of March 31,
	2009	2008
	(Rs. millions)
Long term debt	116,185.9	108,028.1
Short term debt (including current portion)	319,628.6	112,319.9
Total debt (A)	435,814.5	220,348.0
Cash and cash equivalents	22,827.2	11,415.8
Mutual fund units (current portion)	753.4	261.1
Total investible surplus (B)	23,580.6	11,676.9
Net debt (A - B)	412,233.9	208,671.1
Equity (including minority interest)	38,725.8	124,316.5
Net debt/equity	10.6	1.7